FMR LLC
82 Devonshire Street, F3D
Boston, MA 02109-3614

May 4, 2011

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds (FMR LLC) Rule 17g Compliance Filing

Fidelity Bond Coverage Period: July 1, 2010 – June 30, 2011

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $50,000,000 excess of $100,000,000 in coverage:

London/ACE, Antares

Policy No: B080113015P10 (Equity and High Income Funds) Policy No:B080113013P10 (Fixed Income & Asset Allocation Funds) Participation: $6M part of $50M x $100M

National Casualty Co. (Freedom)

Policy No: XMO 1000022 (Equity and High Income Funds) Policy No: XMO 1000020 (Fixed Income & Asset Allocation Funds) Participation: $10M part of $50M x $100M

Twin City Fire Insurance Co. (The Hartford)

Policy No: 00DC025212710 (Equity and High Income Funds) Policy No: 00DC025212310 (Fixed Income & Asset Allocation Funds) Participation: $10M part of $50M x $100M

Houston Casualty Co. (HCC)

Policy No: 24-MG-10-A10266 (Equity and High Income Funds) Policy No: 24-MG-10-A10268 (Fixed Income & Asset Allocation Funds) Participation: $8M part of $50M x $100M

Chartis Excess Limited

Policy No: 33089945 (Equity and High Income Funds) Policy No:33089947 (Fixed Income & Asset Allocation Funds) Participation: $6M part of $50M x $100M

Federal Insurance Company (Chubb)

Policy No: 82105061 (Equity and High Income Funds) Policy No:82120106 (Fixed Income & Asset Allocation Funds) Participation: $5M part of $50M x $100M

Catlin Specialty Insurance Company

Policy No: XSP-92188-0710 (Equity and High Income Funds) Policy No: XSP-92189-0710 (Fixed Income & Asset Allocation Funds) Participation: $5M part of $50M x $100M

FMR LLC
82 Devonshire Street, F3D
Boston, MA 02109-3614

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000878467-11-000022.

Sincerely,

Ann Barry
Director, Insurance & Risk Management
FMR LLC